UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: April 24, 2019

Commission file number 1-12874

TEEKAY CORPORATION

(Translation of registrant’s name into English)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐      No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐      No  ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-221806) DATED JANUARY 12, 2018

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-231003) DATED APRIL 24, 2019

Item 1 — Information Contained in this Form 6-K Report

Entry into a Material Definitive Agreement.

On April 24, 2019, Teekay Corporation (the “Company”) entered into an Equity Distribution Agreement (the “Agreement”) with Citigroup Global Markets Inc. (“Citigroup”). Pursuant to the terms of the Agreement, the Company may sell from time to time through Citigroup, as the Company’s sales agent, shares of common stock having an aggregate offering price of up to $63,000,000 (the “Shares”). Sales of the Shares, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices, in block transactions or as otherwise agreed by the Company and Citigroup. The Agreement provides that Citigroup, when it is acting as the Company’s agent, will be entitled to compensation of up to 2% of the gross sales price of the Shares sold through Citigroup from time to time.

The Company intends to use the net proceeds from the sales of the Shares, after deducting the sales agent’s commission and offering expenses, for general corporate purposes, which may include, among other things, repaying a portion of the Company’s outstanding indebtedness.

Under the terms of the Agreement, the Company may also sell Shares from time to time to Citigroup as principal for its own account at a price to be agreed upon at the time of sale. Any sale of Shares to Citigroup as principal would be pursuant to the terms of a separate terms agreement between the Company and Citigroup.

The Shares will be issued pursuant to the Company’s Registration Statement on Form F-3 effective as of January 12, 2018 (Registration No. 333-221806) and the Company’s related Registration Statement on Form F-3 pursuant to Rule 462(b) of the Securities Act of 1933, as amended, filed on and effective as of April 24, 2019. The Company filed a prospectus supplement, dated April 24, 2019, with the Securities and Exchange Commission in connection with the offer and sale of the Shares.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated by reference herein. Legal opinions relating to the Shares are filed herewith as Exhibits 5.1, 8.1 and 8.2.

Exhibits.

The following exhibits are filed as part of this report.

Exhibit Number	Description

1.1	Equity Distribution Agreement, dated April 24, 2019, between Teekay Corporation and Citigroup Global Markets Inc.

5.1	Opinion of Watson Farley & Williams LLP, relating to the legality of the securities being registered

8.1	Opinion of Perkins Coie LLP, relating to tax matters

8.2	Opinion of Watson Farley & Williams LLP, relating to tax matters

23.1	Consent of Watson Farley & Williams LLP (contained in Exhibit 5.1 and Exhibit 8.2 hereto)

23.2	Consent of Perkins Coie LLP (contained in Exhibit 8.1 hereto)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: April 24, 2019	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer